Contact:

Hassan Parsa	Christina L. Carrabino
Vice President, Business Development	CLC Communications, Inc.
Centillium Communications, Inc.	christina@clccommunication.com
hparsa@centillium.com	(415) 929-9307
(510) 771-3624	

CENTILLIUM COMMUNICATIONS SETS SPECIAL MEETING OF STOCKHOLDERS FOR OCT. 24, 2008 TO VOTE ON TRANSWITCH CORPORATION MERGER

Company Urges Shareholders to Vote Promptly Upon Receipt of Proxy Materials

FREMONT, Calif., Sept. 25, 2008 – Centillium Communications, Inc. (NASDAQ: CTLM), a leading provider of highly innovative communications processing technology, today announced that it has scheduled a special meeting of stockholders for Oct. 24, 2008 at 9:00 a.m. Pacific time at its headquarters at 255 Fourier Ave. in Fremont, CA, to vote on its previously announced merger with TranSwitch Corporation (NASDAQ: TXCC). Stockholders of record as of the close of business on Aug. 25, 2008, will be entitled to vote at the special meeting.

Based on Centillium's capitalization as of Aug. 25, 2008, Centillium stockholders would receive 0.5972 shares of TranSwitch common stock and $0.3583 in cash for each share of Centillium common stock. The merger consideration represented a premium of 41% on the day before the transaction was announced based upon the preceding 30-day average closing price. Centillium stockholders will own approximately 16% of the combined company. However, it is important to note that the exact amount payable to each stockholder in the merger will depend upon Centillium's capitalization at the time of the closing of the merger.

Centillium also announced today that it has filed its definitive proxy statement/prospectus relating to the special meeting with the SEC. The proxy statement/prospectus contains important information regarding the special meeting and the proposed merger.

Once received, stockholders are urged to read the definitive proxy statement/prospectus and return the enclosed proxy card voting FOR the transaction. If any stockholders have questions or need assistance in voting their shares, they are encouraged to call the company's proxy solicitor, MacKenzie Partners, at 800-322-2885.

Consummation of the proposed merger will require, among other conditions, the affirmative vote of a majority of Centillium shares outstanding. Assuming all other closing conditions are satisfied, the merger is expected to close soon after the required vote is obtained.

About Centillium Communications, Inc.

Centillium Communications, Inc. (NASDAQ: CTLM) delivers highly innovative communications processing technology for global systems vendors targeting service provider, enterprise and consumer markets. Centillium's high performance Systems-on-Chip (SoC) products power leading edge optical, Voice-over-Internet Protocol (VoIP), security and data systems requiring top quality, highly integrated, very low power processing solutions that help minimize the energy footprint of communications networks. With a long heritage of technology leadership and first-to-market product development, Centillium provides semiconductor solutions that keep customers and end users at the forefront of the communications evolution. Centillium is a global company with headquarters in Fremont, CA. Additional information is available at www.centillium.com.

Important Information for Investors and Stockholders

TranSwitch has filed a SEC Registration Statement on Form S-4 (File No. 333-153148), as amended, and Centillium expects to mail a definitive Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Centillium with a subsidiary of TranSwitch. TRANSWITCH AND CENTILLIUM URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders may obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by TranSwitch will be available free of charge on the investor relations portion of the TranSwitch website at www.transwitch.com. Documents filed with the SEC by Centillium will be available free of charge on the investor relations portion of the Centillium website at www.centillium.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Centillium. However, Centillium, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Centillium in connection with the merger. The names of Centillium's directors and executive officers and a description of their interests in Centillium (including their ownership of Centillium stock) are set forth in the proxy statement for Centillium's 2008 annual meeting of stockholders, which was filed with the SEC on April 29, 2008. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Centillium's directors and executive officers in the merger by reading the definitive proxy statement/prospectus when it becomes available.

Disclaimer Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements about the anticipated timing of the special meeting of Centillium stockholders, the anticipated timing of the completion of the proposed merger involving Centillium and TranSwitch, and other statements that are not historical facts. Investors and other readers are cautioned that any forward-looking information is not a guarantee of future results and that actual results could differ materially from those contained in the forward-looking information due to various risks and uncertainties. These include risks and uncertainties relating to: Centillium's and TranSwitch's potential inability to complete the merger because the conditions to the closing of the merger may not be satisfied; the possibility that the stockholder meeting will be postponed; and the risk that the closing will be otherwise delayed. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K, any amendments thereto, and other documents TranSwitch and Centillium have filed and will file with the SEC contain additional factors that could impact each company's business and performance and the combined company's performance after the consummation of the merger. TranSwitch and Centillium expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in expectations or any change in events, conditions or circumstances on which any such statement is based.

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